Exhibit 99.2

Press Release

Total joins the “Getting to Zero Coalition” to Contribute to Shipping Industry’s Decarbonization

Paris, June 8 2020 - Total has joined the Getting to Zero Coalition to support the maritime industry’s decarbonisation by collaborating with companies across the maritime, energy, infrastructure and finance sectors.

The Getting to Zero Coalition’s ambition is to help achieve the target set by the International Maritime Organisation to reduce Greenhouse Gases emissions from shipping by at least 50% by 2050 - compared to 2008 levels. To that extent, the Coalition is aiming, through its members, at getting commercially viable deep-sea zero-emission vessels powered by zero-emission fuels into operation by 2030.

Joining the Coalition marks a step further in Total’s commitment alongside its customers in the maritime sector and underlines the Group’s will to act on their energy demand, by supporting them in their own emissions’ reductions. Leveraging its expertise, Total will contribute in to the Coalition’s focus areas including fuels, marine lubricants, and ship zero-emission technologies.

“As a major energy player, Total is already developing cleaner fuels for the maritime industry.” underlined Patrick Pouyanné, President and CEO of Total. “We share the ambition to get to net-zero emissions by 2050, together with society, for our global operations. By joining the Getting to Zero Coalition, we want to push innovation and foster collective actions with all the stakeholders of the industry, thus contributing more efficiently to the reduction of the carbon footprint of maritime transport and its energy value chains.”

Total is already actively working on improving the environmental footprint of the shipping industry, through the development of marine LNG supply infrastructure, fuel-efficient lubricants, biofuels and batteries. It has also recently announced the long term chartering of 2 LNG-propelled VLCCs.

About The Getting to Zero Coalition

The Getting to Zero Coalition was launched at the United Nations climate summit in New York on September 23, 2019 as a partnership between the Global Maritime Forum, the Friends of Ocean Action and the World Economic Forum. It comprises over 120 public and private organisations and has been endorsed by governments of 14 countries, including France and the UK.

About Total

Total is a broad energy group that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com |

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.